MDI Technologies, Inc.
Common Shares
55271D107
May 31, 2004


CUSIP 55271D107
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 743,000

6. 18,895

7. 743,000

8. 18,895

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) MDI Technologies Inc.
(b) 940 West Port Plaza Drive, Suite 100
    St. Louis, Missouri
    63146
    U.S.A.

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 55271D107

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 743,000
    (ii) 18,895
    (iii) 743,000
    (iv)  18,895

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
June 7, 2004
Neal Nenadovic
Chief Financial Officer